Exhibit 99.1



                                  ANNOUNCEMENT


Gerdau S.A. ("Gerdau") announced today that it intends to offer its Guaranteed Perpetual Bonds by means of a private placement to qualified institutional buyers under Rule 144A, and in offshore transactions pursuant to Regulation S, under the Securities Act of 1933, as amended (the "Securities Act"). The bonds will be guaranteed by four of Gerdau's Brazilian subsidiaries: Gerdau Acominas S.A., Gerdau Acos Longos S.A., Gerdau Acos Especiais S.A. and Gerdau Comercial de Acos S.A. The aggregate principal amount of the bonds is anticipated to be US$250,000,000. Net proceeds of the offering will be used for general corporate purposes of Gerdau and its subsidiaries.

The bonds and the guarantees of the bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful. This announcement is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

This announcement contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in Gerdau's 2004 Annual Report on Form 20F or periodic filings with the Securities and Exchange Commission.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within
Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This announcement is not for distribution in Canada, Japan or Australia.


                        Rio de Janeiro, August 31, 2005.

                             Osvaldo Burgos Schirmer
                            Executive Vice-President
                         Director of Investor Relations